July 5, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
CF/ADI
100 F Street, NE
Washington, D.C.  20549-6014

Attn:  Jeffrey Riedler, Song P. Brandon, John Krug, Amy Bruckner and Mary Mast

RE:         MWI Veterinary Supply, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

File No. 333-124264

Ladies and Gentlemen:

MWI Veterinary Supply, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-124264).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 22, 2005 from Mr. Jeffrey Riedler to James F. Cleary, Jr.  For your convenience, the comments are included in this letter and are followed by the applicable response.  We also include supplemental information requested by the Staff as exhibits to this letter.

The Company is supplementally providing to the Staff proofs of all graphic, visual or photographic information the Company plans to provide in the printed Prospectus, attached as Exhibit A hereto.

Form S-1

Summary Consolidated Financial and Operating Data, page 7

1.              We note your response to comment 7; however, we continue to believe that EBITDA is a non-GAAP measure that eliminates recurring items. Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Your disclosures do not meet the burden as illustrated in Answer 8 of the Non-GAAP FAQ. Answer 8 further states that it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring, in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company’s results of operations. Therefore, we believe that material items such as depreciation, amortization, interest expense and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please revise your disclosures here and throughout the document to delete your presentation of EBITDA or provide us with additional information to demonstrate why EBITDA provides useful information to investors.

Response:

The Company accepts the Staff’s comment and has revised the disclosure in the Prospectus to delete its presentation of EBITDA.

Management’s Discussion and Analysis of Financial Condition, page 28

Results of Operations, page 30

2.              We acknowledge your response to comment 26; however, we continue to believe that the combination of the predecessor and successor statements of operations is akin to a pooling of interests, which does not comply with GAAP. Please revise your tabular presentation and the related underlying discussion of your results of operations to separately distinguish the predecessor and successor financial information and remove any subtotals of the predecessor and successor.

Response:

The Company accepts the Staff’s comment and has revised the tabular presentation and the underlying discussion of results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 28, 29, 30, 32 and 33 of the Prospectus to separately distinguish the predecessor and successor financial information and to remove any subtotals of the predecessor and successor.

Underwriting, page 72

3.              We note your response to comment 40 and your supplemental response regarding the posting of electronic versions of the preliminary prospectus and amendments on the “i-Deal” website. Please provide us with screen shots of the site as well as any proposed emails that may be sent to investors of MWI Veterinary Supply Inc. We may have further comments.

Response:

The Company notes the Staff’s comment and has supplementally provided to the Staff slides showing and describing screen shots of the “i-Deal” website where electronic versions of the Prospectus will be made available as well as the proposed emails to be sent to potential investors in the Company by Banc of America Securities LLC, attached as Exhibit B hereto.

Notes to Consolidated Financial Statements

Note 1. Formation and Acquisition, page F-8

4.              We have read your response to comment 42, but we have additional comments regarding whether or not your acquisition of MWI Veterinary Supply Co. was a related party transaction. We note from your disclosures in “Certain Relationship and Related Party Transactions” that Bruckmann, Rosser, Sherrill & Co. II, LP (BRS) and two co-investors purchased stock in your company for $19.6 million for purposes of financing the acquisition of MWI Veterinary Supply Co. Additionally, we note that Bruckmann and Sherrill are members of your board of directors. We also note that you purchased stock in MWI Veterinary Supply Co. from Agri-Beef. We note that Agri-Beef is currently controlled 92% by Mr. Rebholtz, one of your directors, and that Mrs. Cleary, the wife of your President and CEO along with Mr. Rebholtz and Mrs. Cleary’s mother, currently control 94% of the outstanding stock of Agri Beef Co. Based on these factors, we request the following:

•      Please clarify to us and in the filing why, at the time of the transaction, the acquisition did not qualify as a related party transaction.

•      Please clarify the ownership percentages for each stockholder of each entity involved in the transaction, at the time of the transaction.

•      If related parties acquired control of Agri Beef Co. after the transaction, please tell us the circumstances that resulted in that change in control.

•      You state in your response that BRS, an unrelated party, acquired MWI Veterinary Supply Co. from Agri Beef. This appears to conflict with the disclosure in “Certain Relationship and Related Party Transactions” that indicates that BRS financed your acquisition of MWI Veterinary Supply Co. In addition, it does not appear that BRS was an unrelated party since BRS consisted of members of your board of directors. Please clarify.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 62 of the Prospectus under Certain Relationships and Related Party Transactions to clarify that no relationship existed between Bruckmann, Rosser, Sherrill & Co. II, LP (“BRS”), and MWI Veterinary Supply Co. or Agri Beef Co. prior to the time of the acquisition of MWI Veterinary Supply Co. on June 18, 2002 (the “Closing Date”).  The Company supplementally informs the Staff of two points that are pertinent to the Company’s accounting for the acquisition as follows:

•      Prior to the Company’s acquisition of MWI Veterinary Supply Co. (the Company’s predecessor) on June 17, 2002, BRS did not have any representatives on the Board of Directors of Agri Beef Co. or the predecessor.  In addition, BRS did not have an investment in either entity prior to the Closing Date.

•      Mr. Cleary, the Company’s President and Chief Executive Officer, was named to that position by BRS effective as of the Closing Date.  Prior to that time, Mr. Cleary served as President of the predecessor and was placed in such role by Agri Beef Co.  Mr. Cleary had no affiliation with BRS prior to the acquisition.

Note 2.  Summary of Significant Accounting Policies, Page F-9

Revenue Recognition, page F-10

5.              We note on pages 1 and 47 that you provide products and services and earn commissions. Please address the following comments:

a.)  Tell us what consideration was given to separately disclosing products and services on the face of the statements of operations and revise as applicable. Refer to Rule 5-03(b) of Regulation S-X.

b.)  Disclose your revenue recognition policy for services provided and commissions earned.

c.)  We note on page 28 that you have two types of revenue arrangements and that you record buy/sell arrangements gross and agency arrangements net. Please provide us with an analysis of the different arrangements and clarify to us why you record some revenue gross and some revenue net. Refer to EITF 99-19 in your response.

d.)  Tell us and consider clarifying in the filing how you addressed EITF 00-21 for your sales of products and services.

e.)  Revise the statements of operations for all periods presented to delete your reference to the agency gross billings amounts.

Response:

With respect to comment a.) above, the services the Company provides to its customers as described on pages 1 and 47 of the Prospectus are tools that the Company uses to encourage its customers to order products from the Company and to facilitate the ordering process, and not services sold to its customers.  The Company does not bill its customers for these services separately, nor are they services that would have value separate from their facilitation of its customers’ product purchases from the Company.  Accordingly, the Company concluded that it does not have service revenue that requires separate presentation on the face of the statement of operations pursuant to Regulation S-X Rule 5-03(b), except for its separate presentation of commissions.

With respect to comment b.) above, as discussed in the response to comment a.) above, the Company does not believe it has service revenues for which a revenue recognition policy should be disclosed, except for commissions.  The Company has modified the description of its revenue recognition policy on pages 38 and F-11 of the Prospectus to add disclosure concerning the Company’s policy related to commissions as discussed in the response to comment c.) below.

With respect to comment c.) above, the Company considers the provisions of EITF 99-19 when determining whether its revenue arrangements will be recorded gross or net.  The Company’s typical arrangement for which it records revenues net contains the following characteristics:

•      the Company’s field sales personnel solicit orders from customers related to certain products.  These orders are then placed with a vendor who in turn ships the product directly to the customer.

•      The Company does not purchase the product, take title to it, or have risk of physical loss during the transaction.  Returns of products by the customers are the responsibility of the vendor.

•      The Company does not establish the price for the product (the vendor does).  The Company does not change the product in any way.

•      The vendor typically bills the customer directly and has full credit risk upon collection.  In certain instances, the Company bills the customer on behalf of the vendor and remit collections to them.  These vendors continue to assume the risk of loss from uncollectibility.

•      The Company receives from the vendor, as compensation for these services, a fixed percentage of sales dollars.

Conversely, the typical arrangement for which the Company records revenues gross contains the following characteristics:

•      Product orders are filled with inventory that the Company has purchased from a vendor, received title, and has stored in its distribution facilities.  Risk of loss of inventory is retained by the Company until transferred to its customers.  The Company has responsibility to its customers for order fulfillment.

•      Product pricing is at the Company’s discretion.

•      The Company has complete credit risk for collectibility of receivables.

•      The Company’s margins are variable based on purchase prices and sales prices.

Based on consideration of the provisions of paragraphs 7-17 of EITF 99-19, the Company believes its application of net and gross revenue reporting is appropriate.  For those arrangements where the Company reports net revenues (as commissions), it recognizes those net revenues upon completion of the services to the customer upon which the commissions from vendors is based.

With respect to comment d.) above, as discussed in the response to comment a.) above, the Company does not sell services, but does provide services to its customers solely to encourage its customers to order products from the Company and to facilitate the process of its customers ordering products from the Company.  The Company considered the provisions of paragraph 9 of EITF 00-21 and concluded that these services are not considered separate units of accounting because the services have no value to the customer on a standalone basis.  The Company does not sell these services separately, nor can customers resell the services.  Based on the nature of these services and the conclusions discussed herein, the Company does not believe clarification in the Prospectus of how the Company addressed EITF 00-21 is meaningful.

With respect to comment e.) above, the Company accepts the Staff’s comment and has deleted the reference to the agency gross billings amounts from the statements of operations for all periods presented.

Note 11.  Sale of Subsidiary Stock, page F-21

6.              Please disclose significant related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Response:

The Company accepts the Staff’s comment and the Company has disclosed on the face of its financial statements on pages 6, 25, 29, 30, 34, F-5 and F-27 of the Prospectus sales to the related party described in Note 11 to the Company’s Consolidated Financial Statements.

Note 14.  Subsequent Events, page F-22

7.              Please provide to us, supplementally, your significance test calculations related to your acquisition of Vetpo Distributors, Inc. that support your determination to exclude the financial statements and pro forma information prescribed by Item 3-05 and Article 11 of Regulation S-X.

Response:

The Company supplementally advises the Staff of the following significance test calculations related to its acquisition of Vetpo Distributors, Inc. in January 2005:

Vetpo Assets12/31/04	$4,451,497	=	3.04%
MWI Assets 9/30/04	$146,564,691

Vetpo Purchase Price	$4,986,540	=	3.40%
MWI Assets 9/30/04	$146,564,691

Vetpo Income Before Taxes 12/31/04	$595,466	=	8.75%
MWI Income Before Taxes 9/30/04	$6,803,796

As none of the conditions above exceeded 20%, the Company concluded that the presentation of the financial statements and proforma information prescribed by Item 3-05 and Article 11 of Regulation S-X was not required in connection with the acquisition of Vetpo Distributors, Inc.

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510, Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2562.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Derick S. Kauffman

Derick S. Kauffman

Exhibits (via overnight delivery)

cc:           James F. Cleary, Jr.

Robert Evans, Esq.

James A. Lebovitz, Esq.

Stephen M. Leitzell, Esq.